September 30, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Larry Spirgel, Assistant Director

Re:Liberty Media Corporation

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 25, 2014

File No. 001-35707

Dear Mr. Spirgel:

Set forth below are responses to the comments contained in your letter to Christopher W. Shean, Senior Vice President and Chief Financial Officer of Liberty Media Corporation, dated September 18, 2014, regarding the Liberty Media Corporation Form 10-K for the fiscal year ended December 31, 2013.  For your convenience, our response below is preceded by the Staff’s comment. All section references refer to the corresponding sections of the Form 10-K unless otherwise noted, and all page references in our responses are to the pages in the Form 10-K.

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General

1.Comment:  It appears as though your equity investment in Sirius XM Radio exceeded the reporting thresholds of Rule 3-09 of Regulation S-X in the two earliest reporting periods of this Form 10-K. Please either include such financial statements in your Form 10-K or explain for us why they are not required. Provide us your calculations made pursuant to Rule 3-09(a) of Regulation-X.

Response:  Sirius XM Radio triggered the asset test on a quantitative basis for the year ended December 31, 2012 and the financial statements for Sirius XM Radio were included in the Form 10-K for year ended December 31, 2012.  Upon consolidation of Sirius XM Radio for the year ended December 31, 2013 3-09 was no longer applicable to our investment in Sirius XM Radio.  As noted by the staff, the earlier reporting period, when the investment triggered Rule 3-09 of Regulation S-X, still applies.  The financial statements for Sirius XM Radio were inadvertently omitted from the Form 10-K for the year ended December 31, 2013 as would be required until the triggering period is no longer presented.  We intend to file an Amendment to our Form 10-K, as soon as practicable, to include such financial information as requested by the staff.

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Note 18. Commitments and Contingencies

Guarantees, page II-63

2.Comment:  Please tell us and disclose in future filings the conditions or circumstances under which you would be required as guarantor to perform. Likewise, please tell us and disclose the reason why the guaranty amount could not be determined. Please reference ASC 460-10-50-4.

Response:  We intend to include additional language surrounding our guarantee of the Starz studio output agreements in the third quarter Form 10-Q and future filings to the extent the guarantee exists.  First, we intend to clarify that if Starz is unable to satisfy its financial obligations to the studios for payments associated with films that Starz has the rights to exploit Liberty would be required to satisfy such obligations in accordance with the agreements.  Second, we intend to clarify that obligations under films not yet released cannot be estimated until box office statistics are known for films released as those measures are used to determine the rate applicable to be paid to the studios for films available to Starz.

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We inform you that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (720) 875-4333.

Very truly yours,

/s/ Christopher W. Shean

Christopher W. Shean

cc:Renee L. Wilm – Baker Botts

H. Michael Keys - KPMG